UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Nasdaq Minimum Bid Price Requirement Compliance Regained

As previously disclosed, on October 23, 2025, YY Group Holding Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), received a notification from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The notification was issued because the closing bid price of the Company’s Class A ordinary shares had fallen below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq rules, the Company was provided an initial period of 180 calendar days, or until April 20, 2026, to regain compliance.

On April 15, 2026, the Company received written notice from the Staff that the Company had regained compliance with the Minimum Bid Price Requirement. The closing bid price of the Company’s Class A ordinary shares had been at $1.00 per share or greater for more than ten (10) consecutive business days. In particular, the Staff determined that for the sixteen (16) consecutive business days from March 23, 2026 to April 14, 2026, the Company was able to maintain a minimum bid price of $1.00 per share. The prior bid price deficiency matter is now closed.

On April 16, 2026, the Company issued a press release announcing receipt of Nasdaq notification regarding its minimum bid price.

A copy of the press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	YY Group Holding Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: April 16, 2026	By:	/s/ Fu Xiaowei
Fu Xiaowei
Chief Executive Officer

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